Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: SCM Microsystems
Filer No. 000-29440
[The following communication was sent to SCM Microsystems, Inc. employees on September 21, 2009 by Felix Marx, CEO of SCM Microsystems]

Business Combination Agreement
SCM Microsystems and Bluehill ID
Q&A
21 September, 2009
What is the vision behind the merger?
SCM Microsystems and Bluehill ID share a similar vision in becoming the signature company in access control, identity management and RFID technologies across the globe. The primary objective behind this combination is growth. The agreement is a coming together of two very highly complementary Groups in terms of geography, technology, markets served and skill base. Joining forces is expected to boost our ability to benefit from the rapid growth of the industry as a whole while at the same time assist us in making further acquisitions which is key in this highly fragmented, early stage industry.
Can we communicate with the people from the other organization?
Yes, employees between the two companies may communicate if in the normal course of business but should refrain from sharing confidential information. While SCM and Bluehill have entered into an agreement to combine, until all regulatory and shareholder approvals have been received, employees should treat one another similar to how you would interact with employees of separate companies.
What should we say to customers and partners?
Both SCM and Bluehill ID are publicly traded companies and are therefore highly regulated. All communications with others outside of the respective companies, whether written or verbal, should not go beyond the information contained in the combination-related documents filed with the SEC. You should not provide new information or opinion. The press release and U.S. 8-K filing with the SEC announcing the proposed combination will be posted to the SCM website.

What is the anticipated closing date?
The agreement to combine has been approved by the boards of directors of both companies and is now subject to a lot of regulations in both the US and Germany. We expect this will close within 180 days but are working to make it sooner. We will do our best to keep you informed of the progress.
Will we keep all existing individual names?
Our companies have well known brands with strong market recognition and customers globally. The names of Hirsch, SCM, Multicard, TagStar, Arygon, Syscan and ACiG are well know with the customers and will be maintained for the individual products or business units. Over time some brands maybe rationalized but apart from some of the existing brand rationalization effort within Bluehill ID no decisions have been made on future brand rationalization.
The new combined company will in due course launch a new identity and a new name that evokes the group’s core activities in security and identification technology and for the foreseeable future this will not be a trading brand. The approach would be similar to UTC, Tyco or other smaller scale companies such as L1 and indeed to Bluehill ID and the former ITG.
What is the planned group structure?
The combined Group will be led by Felix Marx as CEO and Ayman S. Ashour as Executive Chairman of the Board. Larry Midland will serve as Executive Vice President and President of Hirsch Electronics. Dr. Manfred Mueller will be Executive Vice President Strategic Sales and Business Development for SCM. Stephan Rohaly remains as CFO of SCM and Melvin Denton Thompson remains as COO and CFO of Bluehill ID. Remember that until Bluehill ID is 100% owned by the new combined group, it remains a listed group with own shareholders, structure and reporting requirements.
What are the different roles and responsibilities of both Felix and Ayman?
Felix will continue in his role as CEO and carry on with the strong leadership he has brought to the company since joining in October 2007. His deep knowledge of the semiconductor and RFID industry coupled with his tremendous skill in driving sales growth will contribute greatly to the success of the combined group. Felix’s track record at PHILIPS NXP and his ability to lead the RFID group of PHILIPS into undisputed dominance is a testament to Felix’s unique abilities and achievement orientation.
Ayman will assume the role of Executive Chairman of the Board of directors of the combined company. Ayman has the experience, strategic vision and respect of the investor community to lead the combined group into being the number one in the industry. He has achieved similar success during his tenure at Assa Abloy and then once again in founding Bluehill in 2007 with tremendous success in a brief period of time.
What changes will take place?
Both organizations will work together to leverage our combined strengths allowing us to accelerate our leadership position in access control, identity management and RFID technologies. The focus will be strengthening our combined technology platforms, expanding our geographic market reach and forming a tight, coherent team. As stated above, we will continue using with our strong brands as business units or individual products.

Is this acquisition a change of strategy for Bluehill ID?
Not only will Bluehill ID continue its “buy, build and grow” strategy, this business combination will allow us to intensify our disciplined acquisition activities to a greater extent. The combined company will have increased exposure and a tradable growth stock listed on both the NASDAQ and Frankfurt exchanges as well as a broader geographic reach. The Bluehill team has tremendous experience in making acquisitions, having already successfully completed 16 in its short operating history. We believe that whether through acquisition or strategic partnership, industry players will see us as an even more attractive company to do business with.
Is this acquisition a change of strategy for SCM?
This merger represents the second major strategic step forward, after the company’s recent merger with Hirsch Electronics. SCM also recognizes that acquisitive growth is a strong element of its strategy. Its management team is also very cognizant that most acquisitions fail and have taken a very deliberate and focused approach. The merger with Hirsch made tremendous industrial sense and has already delivered great benefits to both parties and provides an excellent example how SCM pursues integration.
Is this merger more about cost savings or more about growth?
The primary objective of this merger is growth. This is the coming together of two highly complementary groups in terms of vision, geography, technology, markets served and skill base. The combined business will be more diversified and balanced globally. A secondary benefit to the merger is that we also anticipate some cost savings will exist. This could come for example from leveraging economies of scale and shared services centralizing certain capabilities.
What does the announced name change mean?
In accordance with the terms of the combination agreement and following the completion of the business combination, a new corporate identity will be developed for the combined company that will represent better the company’s core activities in security and identification technology. For the foreseeable future this will not be a trading brand. The approach would be similar to UTC, Tyco or other smaller scale companies such as L1 and indeed to Bluehill ID and the former ITG.
What will be happening to the two Chennai based R&D organizations (SCM Microsystems India and Bluegill ID’s Scolis)?
A: The R&D operations will remain critical to the future success of the combined company and in establishing a position of technology leadership. Both organizations should continue to focus on their current development projects. Cooperation between SCM and Arygon / Scolis has been ongoing for several months with our coming together this should accelerate further.
Other important information
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

SECURITY HOLDERS OF SCM ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC. Security holders will be able to obtain free copies of the Registration Statement and the proxy statement (when available) and other documents filed by SCM with the SEC at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, our statements contained above regarding the combination agreement, potential benefits and synergies of the combination for both companies, expected expansion of sales into new geographic markets and diversification and growth of customer base, the anticipated closing date of the transaction and any statements about the benefits of the business combination transaction, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the future business and financial performance of SCM and Bluehill ID; the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and the possibility that the closing of the transaction may be delayed, or that the transaction may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to our public company reports and the Risk Factors enumerated therein, including our Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent reports, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.